UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Investment dated 08 February 2024, prepared by WPP plc.

FOR IMMEDIATE RELEASE	8 February 2024

WPP PLC ("WPP")

WPP invests in new German agency OH-SO Digital

WPP today announces it has acquired a minority stake through a capital investment in OH-SO Digital, a new digital-first agency launching on 1 March.

The agency aims to revolutionise how brands deploy digital marketing as a key driver for growth, using innovative creative solutions that are customer-centric and powered by the latest tech developments. OH-SO Digital will partner with clients to combine marketing, commerce and technology to co-create digital products, platforms and software.

Founded by industry veteran Mattes Schrader, the agency's founding leadership team comprises digital experts with experience from agencies including Accenture Interactive, Accenture Song, C3 and Diconium. OH-SO Digital will initially launch in Hamburg and Prague, with further planned outposts in Berlin and Munich.

The strategic investment is part of WPP's ongoing targeted M&A strategy which focuses on the key growth areas of commerce, experience and technology. The partnership with OH-SO Digital will further strengthen WPP's digital offer in Germany, complementing existing capabilities that help clients drive growth as the needs of consumers continue to evolve.

Mark Read, CEO of WPP, said: "We're excited to support the ambition of OH-SO Digital to provide brands with ideas that leverage technology to deliver transformative growth. Our long-term commitment is clear: to position OH-SO Digital as an important growth partner for our clients in Germany, our third largest market."

Frank-Michael "FM" Schmidt, President of WPP in Germany, said: "We are delighted to be expanding WPP's tech and consulting offering in Germany with Mattes Schrader and his high-calibre management team. Retaining the best minds, developing customised models and supporting entrepreneurial initiatives are cornerstones of our future strategy. With the establishment of OH-SO, we are implementing these principles in a way that - in combination with the excellent competences of other WPP agencies - offers a new quality of consulting and implementation services for German and international clients."

Mattes Schrader, Founder and CEO of OH-SO Digital, said: "In the last decade, digitisation hasn't boosted most companies' market shares, leaving many trailing. At the same time, marketing decision-makers are increasingly responsible for sales and technical platforms in addition to communication channels. As traditional lines blur between communication, sales, products, and services, GenAI introduces a novel dynamic at every level. This offers an extraordinary chance to craft radical new solutions, positioning the marketing function as the critical growth engine."

ENDS

Further information
+44 (0)20 7282 4600
press@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 08 February 2024.	By: ______________________
Balbir Kelly-Bisla
Company Secretary